Exhibit 4.14

DESCRIPTION OF REGISTRANT’S SECURITIES

As of December 31, 2020, Independent Bank Group, Inc. (the “Company” or “we”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), our common stock, par value, $0.01 per share.

Description of Common Stock
General
The following summarizes certain of the important rights of the holders of shares of our common stock. This discussion does not purport to be a complete description of these rights. These rights can be determined in full only by reference to federal and state banking laws and regulations, the Texas Business Organizations Code, or the TBOC, and our certificate of formation and bylaws.
Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. All of our shares of common stock outstanding at that date were fully paid and non-assessable.
Voting Rights
Subject to any special voting rights that may be given to any series of preferred stock that the Company may issue in the future, holders of our common stock are entitled to one vote per share in the election of directors and on all other matters submitted to a vote at a meeting of shareholders. Our shareholders do not have cumulative voting rights in the election of directors.
With respect to any matter other than a matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by Texas law or our certificate of formation or bylaws, the act of the shareholders will be the affirmative vote of the holders of a majority of the shares entitled to vote on, and voted for or against, the matter at a meeting of shareholders at which a quorum is present.
Our bylaws provide that directors shall be elected by an affirmative majority of the votes cast by the shares entitled to vote who are present, in person or by proxy, and entitled to vote on the election of directors at any such meeting of shareholders at which a quorum is present. For purposes of the preceding sentence, a majority of the votes cast means that the number of shares voted “for” a director must exceed the number of shares “against” that director, with “abstentions” and “broker non-votes” not counted as votes cast with respect to the director. A director who does not receive a majority of votes cast and is therefore not elected shall tender his/her resignation as a director to our Corporate Governance and Nominating Committee. Notwithstanding the foregoing, in a contested election, the persons receiving a plurality of the votes cast shall be elected directors. Our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms.
Dividend Rights and Distributions
Holders of our common stock are entitled to dividends when, as and if declared by our board of directors out of funds legally available therefor.
Liquidation Rights
In the event of the termination of our Company’s existence and its related winding up, the holders of our common stock will be entitled to share ratably in any assets remaining after payment of all debts and other liabilities, including the liquidation preference of any shares of our preferred stock issued and outstanding at the time of the termination of our existence.

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Other
Our common stock has no preemptive or conversion rights and is not entitled to the benefits of any redemption or sinking fund provision.
NASDAQ Listing
Our common stock is listed on the NASDAQ Global Select Market under the symbol “IBTX.”
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is EQ Shareowner Services, whose address is P.O. Box 64874, St. Paul, Minnesota 55164-0874.
Business Combinations under Texas Law
A number of provisions of Texas law, our certificate of formation and bylaws could have an anti-takeover effect and make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise and the removal of incumbent directors. These provisions are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our board of directors.
We are subject to the provisions of Title 2, Chapter 21, Subchapter M of the TBOC, which provides that a Texas corporation may not engage in specified types of business combinations, including mergers, consolidations and asset sales, with a person, or an affiliate or associate of that person, who is an “affiliated shareholder” for a period of three years from the date that person became an affiliated shareholder. The Company has more than 100 shareholders and is considered to be an “issuing public corporation” for purposes of this law. For purposes of this law, an “affiliated shareholder” is generally defined as a person who is the beneficial owner of 20% or more of the corporation’s voting shares, or during the preceding three-year period, was the beneficial owner of 20% or more of the corporation’s voting shares. The law’s prohibitions do not apply if:

•	the business combination or the acquisition of shares by the affiliated shareholder was approved by the board of directors of the corporation before the affiliated shareholder became an affiliated shareholder; or

•	the business combination was approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the affiliated shareholder or such shareholder’s affiliates or associates, at a meeting of shareholders called for that purpose not less than six months after the affiliated shareholder became an affiliated shareholder.
Furthermore, the above moratorium on business combinations does not apply to the following:

•	the business combination of an issuing public corporation for which the corporation’s original certificate of formation or bylaws contain a provision expressly electing not to be governed by the applicable subchapter of the TBOC;

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•	the business combination of an issuing public corporation that adopts an amendment to its certificate of formation or bylaws, by the affirmative vote of the holders, other than affiliated shareholders and such shareholders’ affiliates or associates, of at least two-thirds of the outstanding voting shares of the corporation, expressly electing not to be governed by the applicable subchapter of the TBOC and so long as the amendment does not take effect for 18 months following the date of the vote and does not apply to a business combination with an affiliated shareholder who became affiliated on or before the effective date of the amendment;

•	a business combination of an issuing public corporation with an affiliated shareholder that became an affiliated shareholder inadvertently, if the affiliated shareholder divests itself, as soon as practicable, of enough shares to no longer be an affiliated shareholder and would not at any time within the three-year period preceding the announcement of the business combination have been an affiliated shareholder but for the inadvertent acquisition;

•	a business combination with an affiliated shareholder who became an affiliated shareholder through a transfer of shares by will or intestacy and continuously was an affiliated shareholder until the announcement date of the business combination; and

•	a business combination of a corporation with a domestic wholly owned subsidiary if the subsidiary is not an affiliate or associate of the affiliated shareholder other than by reason of the affiliated shareholder’s beneficial ownership of voting shares of the corporation.
Neither our certificate of formation nor our bylaws contain any provision expressly providing that the Company will not be subject to the applicable subchapter of the TBOC. The TBOC may have the effect of inhibiting a non-negotiated merger or other business combination involving the Company, even if some or a majority of our shareholders might believe it to be in their best interests or in which our shareholders might receive a premium for their stock over the Company’s then market price.
Certain Certificate of Formation and Bylaw Provisions Potentially Having an Anti-takeover Effect
Our certificate of formation and bylaws contain certain provisions that could have an anti-takeover effect and thus discourage potential takeover attempts and make it more difficult for our shareholders to change management or receive a premium for their shares. Further, the TBOC also includes certain provisions that could have an anti-takeover effect. Collectively, these provisions include:

•	authorization for our board of directors to issue shares of one or more series of preferred stock without shareholder approval;

•	the establishment of a classified board of directors, with directors of each class serving a three-year term;

•	a requirement that directors only be removed from office for cause and only upon a majority shareholder vote;

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•	a provision that vacancies on our board of directors, including newly created directorships, may be filled only by a majority vote of directors then in office or by a sole remaining director;

•	a prohibition of shareholder action by written consent, requiring all actions to be taken at a meeting of the shareholders;

•	a limitation on the ability of shareholders to call special meetings to those shareholders or groups of shareholders owning at least 20% of the outstanding shares of Company common stock;

•	the requirement under Texas law that shareholders representing two-thirds or more of the outstanding shares of common stock approve all amendments to our certificate of formation and approve mergers and similar transactions;

•	the requirement that any shareholders that desire to bring business before our annual meeting of shareholders or nominate candidates for election as directors at our annual meeting of shareholders must provide timely notice of their intent in writing and comply with other requirements set forth in our bylaws; and

•	the prohibition of cumulative voting in the election of directors.

Limitation of Liability and Indemnification of Officers and Directors
Our certificate of formation provides that our directors are not personally liable to our Company or our shareholders for monetary damages for an act or omission in their capacity as a director. A director may, however, be found liable for:

•	any breach of the director’s duty of loyalty to our Company or our shareholders;

•	acts or omissions not in good faith that constitute a breach of the director’s duty to our Company;

•	acts or omissions not in good faith that involve intentional misconduct or a knowing violation of law;

•	any transaction from which the director receives an improper benefit, whether or not the benefit resulted from an action taken with the scope of the director’s duties;

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•	acts or omissions for which the liability of the director is expressly provided by an applicable statute; and

•	acts related to an unlawful stock repurchase or payment of a dividend.
Our certificate of formation also provides that we will indemnify our directors and officers, and may indemnify our employees and agents, to the fullest extent permitted by applicable Texas law from any expenses, liabilities or other matters. Moreover, we have agreed, subject to certain conditions, to indemnify each of our directors and officers for any expenses, liabilities or obligations he or she incurs as a result of, or for any amount paid by him or her in settlement of, any proceeding to which he or she is a party or in which he or she is a witness as a result of their position with our Company or one of subsidiaries.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of our Company pursuant to the foregoing provisions, or otherwise, our Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

End of Exhibit 4.1

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